Filed by FS Specialty Lending Fund
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: New FS Specialty Lending Fund
File No. of Registration Statement: 333-286859

Fact sheet As of 6/30/2025 unless otherwise noted FS Specialty Lending Fund Fund overview1 FS Specialty Lending Fund (FSSL), formerly FS Energy & Power Fund (FSEP), is a business development company designed to provide income and, to a lesser extent, long-term capital appreciation. It's a diversified strategy that invests across private and public credit in a broad set of industries, sectors and subsectors. It closed to new investors in November 2016. Key stats Net asset value per share2 $19.82 Inception date July 18, 2011 Annualized distribution rate (based on net asset value) 12.5% Annualized distribution amount2 $2.48 Total assets under management $1.9 billion Number of portfolio companies 73 Distribution frequency3 Quarterly Tax reporting Form 1099-DIV Adviser FS/EIG An investment in FS Specialty Lending Fund (FSSL) involves a high degree of risk and may be considered speculative. Investors are advised to consider the investment objectives, risks, and charges and expenses of FSSL carefully. Investors should read and carefully consider all information found in FSSL’s quarterly and annual reports filed with the U.S. Securities and Exchange Commission. FSSL is closed to new investors. This fact sheet is for informational purposes only and does not constitute an offer to sell nor a solicitation of an offer to buy the securities described herein. Portfolio composition4 Asset type n Senior secured loans — 1st lien 82% n Senior secured loans — 2nd lien 3% n Senior secured bonds 4% n Unsecured debt 2% n Asset based finance 3% n Equity/other 6% Strategy type n Energy debt 3% n Energy common & preferred equity 5% n Diversified credit 92% Floating rate assets 86% Direct originations6 66% Top 10 holdings4,5 Diversified Energy Company, PLC 3.3% Electrical Components International, Inc. 2.9% Accupac, LLC 2.7% Mannington Mills, Inc. 2.6% Pioneer Midco, LLC 2.5% OmniMax International, LLC 2.4% Olibre Borrower, LLC 2.4% Onbe, Inc. 2.3% LR Orion Bidco Ltd. 2.2% Pretium PKG Holdings, Inc. 2.0% Industry classification Commercial & Professional Services 13% Consumer Services 12% Capital Goods 12% Health Care Equipment & Services 10% Materials 8% Energy 8% Consumer Durables & Apparel 6% Consumer Discretionary Distribution & Retail 5% Financial Services 5% Media & Entertainment 5% Other* 16% *Other represents the following industries, each of which represented 3% or less of the portfolio’s fair value as of June 30, 2025: Automobiles & Components, Pharmaceuticals, Biotechnology & Life Sciences, Software & Services, Consumer Staples Distribution & Retail, Transportation, Telecommunication Services, Equity Real Estate Investment Trusts (REITs), Insurance, Household & Personal Products, Real Estate Management & Development.

1 On September 29, 2023, FS Energy & Power Fund was renamed FS Specialty Lending Fund as a part of a plan to transition the Fund’s investment strategy from investing primarily in private U.S. energy and power companies to a diversified credit strategy investing in private and public credit in a broader set of industries, sectors and subsectors. 2 On April 22, 2025, FSSL’s Board of Trustees approved a 6-for-1 reverse share split in which a shareholders' common shares will automatically be converted into a number of common shares equal to the number of common shares held immediately prior to the reverse share split divided by six. The reverse share split was completed on May 15, 2025. Effective May 15, 2025, the NAV and related performance metrics have been adjusted to reflect the reverse share split. Please visit our website to view the non-adjusted distributions. 3 The payment of future distributions on FSSL's common shares is subject to the discretion of FSSL's board of trustees and applicable legal restrictions and, therefore, there can be no assurance as to the amount or timing of any such future distributions. 4 Calculated as a percentage of market value. Percentages and other numbers in this fact sheet may have been rounded. 5 Securities may be an obligation of one or more entities affiliated with the named company. 6 Broadly syndicated/other investments comprised 34% of FSSL’s portfolio. RISK FACTORS An investment in the common shares of FSSL involves a high degree of risk and may be considered speculative. The following are some of the risks an investment in our common shares involves; however, you should carefully consider all of the information found in Item 1A of our annual report on Form 10-K and other reports filed with the U.S. Securities and Exchange Commission. — Because there is no public trading market for our common shares and we are not obligated to effectuate a liquidity event by a specified date, it will be difficult for you to sell your common shares. If you are able to sell your common shares before we complete a liquidity event, it is likely that you will receive less than what you paid for them. Our share repurchase program contains numerous restrictions. In addition, we have currently suspended our share repurchase program. If we conduct quarterly tender offers for our common shares in the future, only a limited number of our common shares will be eligible for repurchase. We may suspend or terminate the share repurchase program at any time. — Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses. — We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. — Our previous investment policy was to invest, under normal circumstances, at least 80% of our total assets in securities of energy and power companies. The revenues, income (or losses) and valuations of energy and power companies can fluctuate suddenly and dramatically due to a number of environmental, regulatory, political and general market risks, which have historically impacted our financial performance, including our net asset value per share, and may continue to in the future. — Our transition to a new investment policy will increase portfolio turnover, which will increase commission and transaction costs. — An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies. — Investing in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results. — A lack of liquidity in certain of our investments may adversely affect our business. We may be unable to sell our investments at favorable prices or at all. — We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments. — We may borrow funds to make investments, which increases the volatility of our investments and may increase the risks of investing in our securities. — Our business model is dependent on bank relationships and recent strain on the banking system may adversely impact us. — FSSL is a long-term investment for persons of adequate financial means who have no need for liquidity in their investment. To invest in FSSL, an investor must have either (i) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth of at least $250,000. Some states, such as Kansas, impose higher suitability standards. — Portions of our distributions to shareholders were funded from the reimbursement of certain expenses, including through the offset of certain investment advisory fees, that are subject to repayment to our affiliate, Future Standard, and our future distributions may be funded from such offsets and reimbursements. Significant portions of these distributions may not be based on our investment performance, and such offsets and reimbursements by Future Standard may not continue in the future. If Future Standard had not agreed to reimburse certain of our expenses, including through the offset of certain advisory fees, significant portions of these distributions would have come from offering proceeds or borrowings. The repayment of amounts owed to Future Standard will reduce the future distributions to which you would otherwise be entitled. — The global outbreak of COVID-19 (commonly known as the coronavirus) has caused volatility, severe market dislocations and liquidity constraints in many markets, including securities we hold, and has adversely affected our investments and operations. Such impacts may continue to adversely affect us, the performance of our investments and an investment in us. — We expect that the recent market conditions may have a lasting and, in some instances, permanent impact on some of our portfolio companies as they struggle to meet covenant obligations and face insolvency in future periods. Poor performance or insolvency of our portfolio companies could have a material adverse impact on our financial condition and results of operations. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Fund, including but not limited to, liquidity events. Words such as “intends,” “will,” “believes,” “expects,” and “may” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, geo-political risks, risks associated with possible disruption to the Fund’s operations or the economy generally due to hostilities, terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in the Fund’s operating area, unexpected costs, the ability of the Fund to complete the listing of the common shares on a national securities exchange, the price at which the common shares may trade on a national securities exchange, and failure to list the common shares on a national securities exchange, and such other factors that are disclosed in the Fund’s filings with the Securities and Exchange Commission (the “SEC”). The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Fund undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements. FS Investment Solutions, LLC 201 Rouse Boulevard, Philadelphia, PA 19112 www.fsinvestmentsolutions.com  877-628-8575  Member FINRA/SIPC © 2025 Future Standard www.futurestandard.com FS-FSSL-INV AU25